January 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jan Woo, Legal Branch Chief

Re:	Li Bang International Corporation Inc. Registration Statement on Form F-3 (File No. 333-291772)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on January 16, 2026, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant or by any attorney from the Registrant’s U.S. counsel, VCL Law LLP.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Fang Liu by phone at +1 (703) 919-7285 or via email at fliu@vcllegal.com.

Very truly yours,

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
Name:	Feng Huang
Title:	Chairman of the Board and Chief Executive Officer

cc:	Fang Liu, Esq., VCL Law LLP